EXHIBIT 99.3

CONSENT OF PROFESSIONAL BANK SERVICES, INC.

We hereby consent to the inclusion of our opinion letter, dated December 12, 2015, to the board of directors of Civic Bank & Trust as Appendix C to the proxy statement/prospectus forming a part of this Registration Statement on Form S-4 and to all references to our firm in such proxy statement/prospectus. In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder, nor do we admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

/s/ Professional Bank Services, Inc.

Professional Bank Services, Inc.

February 12, 2016